ECARRA, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
eCarra, LLC
Carrollton, TX

We have reviewed the accompanying financial statements of eCarra, LLC (a limited-liability corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 12, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ECARRA, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	-	$	28,267
TOTAL CURRENT ASSETS		-		28,267
NON-CURRENT ASSETS				
Vehicles		89,850		-
Accumulated Depreciation		(3,326)		-
TOTAL NON-CURRENT ASSETS		86,524		-
TOTAL ASSETS		86,524		28,267
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		8,542		-
TOTAL CURRENT LIABILITIES		8,542		-
NON-CURRENT LIABILITIES				
Convertible Note Payable		133,473		55,399
SAFE Notes		100,000		-
TOTAL LIABILITIES		242,015		55,399
MEMBERS' EQUITY				
Contributed Capital		89,850		-
Members' Draws		(16,394)		(3,358)
Retained Earnings (Deficit)		(228,947)		(23,774)
TOTAL MEMBERS' EQUITY		(155,491)		(27,132)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	86,524	$	28,267

ECARRA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 78,627	$ -
Gross Profit	78,627	-
Operating Expense		
Salaries & Wages	95,926	6,994
Research & Development	66,325	7,000
General & Administrative	63,877	4,795
Selling & Marketing	22,574	435
Rent	17,849	2,375
Depreciation	3,326	-
Professional Fees	2,190	1,300
	272,068	22,900
Net Income from Operations	(193,440)	(22,900)
Other Income (Expense)		
Tax Expense	-	(476)
Interest Expense	(8,374)	(399)
Net Income	$ (201,814)	$ (23,774)

ECARRA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (201,814)	$ (23,774)
Change in Accounts Payable	8,542	-
Depreciation	3,326	-
Net Cash Flows From Operating Activities	(189,946)	(23,774)
Cash Flows From Financing Activities		
Issuance of SAFE Notes	100,000	-
Issuance of Convertible Notes	78,074	55,399
Members' Draws	(16,394)	(3,358)
Net Cash Flows From Investing Activities	161,680	52,041
Cash at Beginning of Period	28,267	-
Net Increase (Decrease) In Cash	(28,266)	28,267
Cash at End of Period	$ 0	$ 28,267

ECARRA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Contributed Capital	Members' Draws	Retained Earnings	Total Members' Equity
Balance at November 18, 2018 (Inception)	$ -	$ -	$ -	$ -
Members' Draws		(3,358)		(3,358)
Net Income			(23,774)	(23,774)
Balance at December 31, 2018	$ -	$ (3,358)	$ (23,774)	$ (27,132)
Contributed Capital	89,850			89,850
Members' Draws		(16,394)		(16,394)
Net Income			(201,814)	(201,814)
Balance at December 31, 2019	$ 89,850	$ (16,394)	$ (228,947)	$ (155,491)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

eCarra, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is a taxi service that offers its customers luxury, sustainable, on-demand transport.

The Company is also developing a digital platform that allows its clients to create, assign, and manage requested ride requests.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating loss in 2019 & 2018 and has limited liquidity at year end.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's main line of business is on-demand rides. The Company also offers its software as a service to clients.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Related Party Transactions

In 2019, the Company received three vehicles in exchange for equity in the Company. Valuation was made on observable market values of similar assets. The transaction occurred between the Company and iDrive Motorcars. This entity is owned by ID1 Holdings, an investor of the Company.

ID1 Holdings also provides car storage and charging facilities to the Company.

In 2019, the Company leased vehicles from ID1 Holdings, an investor of the Company, on day-to-day agreements. The total of this arrangement amounted to $10,391 and $1,400 in 2019 and 2018, respectively, and is included in the rent expense on the income statement.

Research & Development

The Company records research & development expenses in the year incurred.

Rent

The Company currently occupies office space under an operating lease on a month-to-month basis. Monthly rental payments amount to $390.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2018, the company issued a series of convertible notes payable in exchange for $55,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 8% per annum with interest payments due quarterly. The Notes have a term of three years. The Notes shall automatically convert upon a pre-defined Qualified Financing event. Upon conversion, the Notes will convert to membership interest with a 25% discount.

In 2019, the company issued a series of convertible notes payable in exchange for $70,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate between 8-22.5% per annum with interest payments due quarterly. The Notes have a term of three years. The Notes shall automatically convert upon a pre-defined Qualified Financing event. Upon conversion, the Notes will convert to membership interest with a 25% discount.

During 2019 & 2018, the Company capitalized $8,073 and $399, respectively, in interest related to these notes. The Company has agreements with its creditors to pay the interest payments at a later date.

During the year ended December 31, 2019, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $100,000 of SAFE obligations outstanding, with a valuation cap of $1,000,000 and a discount rate of 20%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2019.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 12, 2020, the date that the financial statements were available to be issued.